SONFIELD & SONFIELD
                       770 South Post Oak Lane, Suite 435
                              Houston, Texas 77056
                              Tel: (713) 877-8333
                              Fax: (713) 877-1547
                              robert@sonfield.com
                                www.sonfield.com

                            ROBERT L. SONFIELD, JR.
                               MANAGING DIRECTOR


Mail Stop 3561

December 28, 2005

Mr. Babette Cooper
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Re:      Samurai Energy Corp., a Delaware corporation (the "Company")
         Item 4.01 Form 8-K
         Filed December 21, 2005
         File No. 033-27651

Dear Mrs. Cooper:

         This letter is in response to your letter of comment dated December 22, 2005 with respect to the captioned information statement.

         In accordance with your request, we will restate your comment before providing our response.

         COMMENT: Paragraph 1(i) of your disclosure states that your former accountants were dismissed. The letter dated December 20, 2005 from the former accountants states that they chose not to stand for reappointment as your auditors. Please revise to provide consistent information in your Form 8-K.

         RESPONSE: We have revised paragraph 1(i) to reflect that the former accountants chose not to stand for reappointment by the Company.

         COMMENT: Paragraph 1(ii) of your disclosure states that the financial statements prepared by your former accountants contained an opinion stating "concerns about the company's ability to continue as a going concern." Please tell us when this audit opinion was issued as the report dated August 19, 2005 that is included in the Form 10-KSB/A filed on September 23, 2005 does not express this concern.

         RESPONSE: We have revised paragraph 1(ii) to omit the language "except for concerns about the Company's ability to continue as a going concern."

         COMMENT: Please clarify to us supplementally why you did not discuss all of the items addressed in Item 304(a)(2)(i) in your disclosure.

         RESPONSE: The following has been added as a new paragraph 2(iii):

                  Neither the Company nor anyone acting on its behalf consulted the new accountant regarding the application of accounting principles to a specific completed or contemplated transaction, or the type of audit opinion that might be rendered on the small business issuer's financial statements and either written or oral advice was provided that was an important factor considered by the small business issuer in reaching a decision as to the accounting, auditing or financial reporting issue.

         COMMENT: We note your disclosure in paragraph 2(iv) stating that you did not contact new accountants prior to July 29, 2005 regarding any matter that was a reportable event. Since you state that the new accountants were engaged on December 8, 2005. Please revise your filing to clarify this matter. If necessary, revise to provide the information required by Item 304(a)(1)(iv)(B) of Regulation S-B regarding any reportable event (i.e., internal control weaknesses, etc.) that the former accountant advised the registrant of during the two most recent fiscal years and subsequent interim period through the date of termination. Disclose also the information required by Item 304(a)(1)(iv)(C)-(E) of Regulation S-B.

         RESPONSE: The information described in Item 304(a)(1)(iv)(B) of Regulation S-B is not included because it is not applicable.

         July 29, 2005 has been changed to December 31, 2005.

         The in formation required by Item 304(a)(1)(iv)(C)-(E) of Regulation S-B is not discussed because there was no disagreement with the former accountants. A new paragraph 2(vi) has been added.

         COMMENT: Please ask the former accountants revise their Exhibit 16 to state whether they agree with the Item 304 disclosures in your Form 8-K. Also,
Exhibit 16 should be excluded from the body of the Form 8-K and not filed as an exhibit.

         RESPONSE: The former accountants have supplemented their Exhibit 16 to state whether they agree with the Item 304 disclosures the Company's Form 8-K.
Exhibit 16 and the supplement will be excluded form the body of the Form 8-K and filed as exhibits.

         The Company understands and hereby acknowledges the following:

o The adequacy and accuracy of the disclosure in the filing is the responsibility of the Company.

o The Company acknowledges that staff comment or changes in response to staff comment in the proposed disclosure in the preliminary proxy materials do not foreclose the Commission from taking any action with respect to the filing.

o The Company also represents that staff comment may not be asserted as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours very truly,
/s/Robert L. Sonfield, Jr.
Managing Director

RLSjr/ldo